UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-33086

LUNDIN MINING CORPORATION
(Exact name of registrant as specified in its charter)

150 King Street West
Suite 1500
P.O. Box 38
Toronto, Ontario,
Canada M5H 1J9
(416) 342-5560

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	[X]	Rule 12h-6(d)	[ ]
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	[ ]	Rule 12h-6(i)	[ ]
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Lundin Mining Corporation (the “Company”) first incurred the duty to file reports under section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on October 16, 2006.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this form and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s Common Shares have never been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A. The Company maintains a listing of its Common Shares on the Toronto Stock Exchange (the “TSX”) located in Toronto, Canada, and maintains a listing of its Swedish Depository Receipts representing its Common Shares (“SDRs”) on the OMX Nordic Exchange (the “OMX”) in Stockholm, Sweden. When considered together, the Common Shares listed on the TSX and the SDRs listed on the OMX are referred to as the “Securities.” The TSX and the OMX together constitute the primary trading market for the Company’s Securities.

B. The date of initial listing of the Company’s Common Shares on the TSX was August 12, 2004. The date of initial listing of the Company’s SDRs on the OMX was December 3, 2004. The Company has maintained a listing of its Common Shares on the TSX and its SDRs on the OMX for at least the 12 months preceding the filing of this Form.

C. During the recent 12-month period beginning April 2, 2009 and ending April 1, 2010, trading on the TSX constituted 51% of the trading of the Company’s Securities in on-exchange transactions. During the recent 12-month period beginning April 2, 2009 and ending April 1, 2010, trading on the OMX constituted 48% of the trading of the Company’s Securities in on-exchange transactions.

Item 4. Comparative Trading Volume Data

A. The 12-month period relied upon starts April 2, 2009 and includes April 1, 2010 as the last day (the “recent 12-month period”).

B. For the recent 12-month period, the average daily trading volume of the Company’s Common Shares in the United States was 111,492 shares, and the average daily trading volume of on-exchange transactions of the Company’s Securities worldwide was 10,323,795.

C. For the recent 12-month period the average daily trading volume of the Company’s Common Shares in the United States was 1% of the average daily trading volume of on-exchange transactions of the Company’s Securities on a worldwide basis.

D. The Company delisted its Common Shares from the New York Stock Exchange as of the close of business on April 1, 2009. For the 12-month period commencing April 2, 2008 and ending April 1, 2009, the average daily trading volume of the Company’s Common Shares in the United States was 18% of the average daily trading volume of on-exchange transactions of the Company’s Securities on a worldwide basis.

E. The Company has never established and has never terminated a sponsored American depository receipt facility regarding its Common Shares.

F. The Company determined the on-exchange and off-exchange trading volume information of its Securities from data reported by Bloomberg Professional Service (“Bloomberg”). Bloomberg is a commercial provider of financial market information. See Exhibits 4.1 through 4.6 to this Form 15F.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company published the notice required by Rule 12h-6(h), disclosing its intent to terminate both the registration of its Common Shares under section 12(g) of the Exchange Act and its duty to file reports under section 13(a) of the Exchange Act on April 6, 2010. A copy of the notice was submitted under cover of a Form 6-K on April 6, 2010.

B. The notice was disseminated in the United States by Marketwire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required to maintain the exemption under Rule 12g3-2(b) on the System for Electronic Document Analysis and Retrieval (SEDAR) at its website: http://www.sedar.com.

PART III

Item 10. Exhibits

Exhibit 4.1	Daily trading volume of the Company’s Common Shares in the United States for the recent 12-month period.
Exhibit 4.2	Daily trading volume of the Company’s Common Shares on the TSX for the recent 12-month period.
Exhibit 4.3	Daily trading volume of the Company’s SDRs on the OMX for the recent 12-month period.
Exhibit 4.4	Daily trading volume of the Company’s Common Shares in the United States for the 12-month period commencing April 2, 2008 and ending April 1, 2009.
Exhibit 4.5	Daily trading volume of the Company’s Common Shares on the TSX for the 12-month period commencing April 2, 2008 and ending April 1, 2009.
Exhibit 4.6	Daily trading volume of the Company’s SDRs on the OMX for the 12-month period commencing April 2, 2008 and ending April 1, 2009.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, Lundin Mining Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Lundin Mining Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: April 6, 2010	LUNDIN MINING CORPORATION

By :	/s/ Marie Inkster
Name: Marie Inkster
Title: Chief Financial Officer